

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

March 31, 2017

<u>Via E-Mail</u>
Matias I. Gaivironsky
Chief Financial Officer
IRSA Propiedades Comerciales S.A.
Moreno 877 22nd Floor
Buenos Aires, Argentina

  Re: **IRSA Propiedades Comerciales S.A.**
    Form 20-F for the fiscal year ended June 30, 2016
    Filed October 21, 2016
    File No. 000-30982

Dear Mr. Gaivironsky:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Jennifer Monick

        Jennifer Monick
        Assistant Chief Accountant
        Office of Real Estate and
         Commodities